[redacted]

DD 10/3/13

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13025846

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47763

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2012 (MM/DD/YY) AND ENDING 06/30/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11350 McCormick Rd EP III Suite 901
(No. and Street)

Hunt Valley (City) MD (State) 21031 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas Johnson 410-785-4990
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Korwek & Company, P.A.
(Name – *if individual, state last, first, middle name*)

1113 Odenton Rd (Address) Odenton (City) MD (State) 21113 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

11/12/13

OATH OR AFFIRMATION

I, Thomas Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Brokerage Services, Inc., as of June 30th, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public **My Commission Expires On** 12/20/16

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


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GLOBAL BROKERAGE SERVICES, INC.

FINANCIAL STATEMENTS

AND

AUDITORS' REPORT

JUNE 30, 2013

KORWEK & COMPANY, P.A.
Certified Public Accountants

GLOBAL BROKERAGE SERVICES, INC.

FINANCIAL STATEMENTS

AND

AUDITORS' REPORT

JUNE 30, 2013

CONTENTS

KORWEK & COMPANY, P.A.
Certified Public Accountants
1113 Odenton Road
Odenton, MD 21113-1606
TEL: (410) 674-7445
FAX: (410) 674-3771

INDEPENDENT AUDITORS' REPORT

Board of Directors
Global Brokerage Services, Inc.

We have audited the accompanying financial of Global Brokerage Services, Inc., which comprises the statements of financial condition of as of June 30, 2013 and the related statements of operations, stockholder equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or air.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risk of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entities preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, it not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policy used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Brokerage Services, Inc. as of June 30, 2013 and the results of their operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matters

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplemental information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Korwek & Company, PA

July 31, 2013

GLOBAL BROKERAGE SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2013

	2013
CURRENT ASSETS	
Cash and cash equivalents	$ 34,077
Commissions receivable	52,393
Prepaid expenses	20,000
Total current assets	106,470
PROPERTY AND EQUIPMENT - net	-
OTHER ASSETS	10,626
	$ 117,096

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Commissions payable	$ 42,737
Deferred income taxes	6,528
Income taxes payable	8
Total current liabilities	49,273
COMMITMENTS AND CONTINGENCIES	-
STOCKHOLDERS' EQUITY	
Capital stock, $5 par value, authorized 5,000 shares; issued and outstanding, 2,000 shares	10,000
Retained earnings	57,823
	67,823
	$ 117,096

The accompanying notes are an intergral part of these financial statements.

GLOBAL BROKERAGE SERVICES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2013

	2013
REVENUE	
Sale of investment company shares	421,453
Investment advisory fees	412,397
Commissions income	53,907
Other revenue	52,444
Revenue from underwriting and selling groups	28,998
Total revenue	969,199
EXPENSES	
Commissions to registered representatives	687,590
Regulatory fees and expenses	10,814
Interest expense	-
Other expenses	
Management fee	252,000
Professional fees	7,123
Office expenses	5,921
Telephone	3,309
Professional development	600
Dues and subscriptions	495
Miscellaneous	405
Total expenses	968,257
Net income before income taxes	942
Provision for income taxes	
Federal	142
State	66
	208
NET INCOME	$ 734

The accompanying notes are an intergral part of these financial statements.

GLOBAL BROKERAGE SERVICES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2013

	COMMON STOCK	RETAINED EARNINGS	TOTAL STOCKHOLDERS' EQUITY
Balance at July 1, 2012	10,000	57,089	67,089
Net income from operations	-	734	734
Balance at June 30, 2013	$ 10,000	$ 57,823	$ 67,823

The accompanying notes are an intergral part of these financial statements.

GLOBAL BROKERAGE SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2013

	2013
CASH FROM OPERATING ACTIVITIES	
Net income	$ 734
Adjustments to reconcile net income to net cash	
Depreciation and amortization	-
Changes in assets and liabilities:	
(Increase) decrease:	
Commissions receivable	22,273
Due from Brokers	1,829
Prepaid expenses	(1,310)
Increase (decrease):	
Commissions payable	(21,062)
Deferred tax	200
Income taxes payable	8
Cash provided (used) by operating activities	2,672
CASH (PROVIDED) USED BY INVESTING ACTIVITIES	
Cash (provided) used for investing activities	-
CASH PROVIDED (USED) FOR FINANCING ACTIVITIES	
Cash provided (used) for financing activities	-
INCREASE (DECREASE) IN CASH	2,672
CASH, BEGINNING OF YEAR	31,405
CASH, END OF YEAR	$ 34,077
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during the year for:	
Income taxes	$ -
Interest	$ -

The accompanying notes are an intergral part of these financial statements.

GLOBAL BROKERAGE SERVICES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED JUNE 30, 2013

	2013
Liabilities subordinated to general creditors at beginning of period	$ -
Changes	-
Liabilities subordinated to general creditors at end of period	$ -

The accompanying notes are an intergral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Global Brokerage Services, Inc. (the Firm) is a Registered Investment Advisory Firm and an Independent Broker-Dealer offering mutual funds, exchange traded funds, tax deferred investments, and related insurance products. The Firm offers investment opportunities in the United States and abroad to meet the goals and objectives of its clients. The Firm does not hold funds or securities for, or owe money or securities to, customers and does not carry accounts of, or for, customers including the purchase, sale and redemption of redeemable shares of registered investment companies or participation in insurance company's separate accounts. The Firm was incorporated in the state of Maryland and started operations in October 1994. The Firm is registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA)

Preparation of financial statements in accordance with generally accepted accounting principles in the United States of America require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. On an ongoing basis, the Firm evaluates its estimates, including those related to the allowance for uncollectible accounts receivable. The Firm bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making assumptions about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

<u>Cash and Cash Equivalents</u> – The Firm considers investments in money market accounts and certificates of deposit with maturities of three months or less to be cash equivalents.

<u>Marketable Securities</u> – Marketable securities are investments, which are considered trading securities and thus valued at fair market value.

<u>Office administration</u> – As a matter of policy, the Firm does not acquire nor own any personal property in the name of the corporation. Costs associated with its occupancy, payroll and related costs, advertising and promotional costs, insurance and various other office expense are included as part of the management fee paid to its affiliate organization.

<u>Revenue Recognition</u> – Commissions and fees earned on initial investment contracts are recognized as the contracts are accepted and executed by the investment companies. Subsequent commissions and fees are recognized when notified by the investment companies. Earned commissions may subsequently be forfeited should a client decide to cancel their investment in an annuity or life insurance product within the initial one year period. Such charge backs are recognized when incurred. Other commissions subsequently deemed uncollectible are written off using the direct write-off method.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Earnings per share – Earnings per share are calculated using the weighted average of shares of capital stock outstanding during each year. The income per share for the year ended June 30, 2013 amounted to $0.37.

Comprehensive Income – There is no difference between income and loss from operations and other comprehensive income or loss.

Income taxes – The Firm accounts for income taxes in using the asset and liability approach to financial accounting and reporting. The deferred tax liabilities are calculated on the difference between the financial statements (accrual basis) and tax returns (cash basis), using enacted tax rates in effect for the years in which the differences are expected to reverse. Current income taxes are based on the years' taxable income. Deferred income taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Fair value of financial instruments – The Firm's assets and liabilities are carried at fair value or contracted amounts which approximate fair value. Assets consist of cash and receivables. Liabilities consist of accounts payable and accrued expenses.

Subsequent events – Management considers events occurring after the balance sheet date which might have an impact on the Firm's results of operations, asset or liability balances presented in the accompanying financial statements, Management has evaluated subsequent events through July 31, 2013, which is the date the financial statements were available to be issued.

NOTE B - COMMISSIONS RECEIVABLE

Management is of the opinion that all of the Firm's Commissions receivable are fully collectible. As of June 30, 2013, the receivable consisted of commissions from the sale of mutual funds, common stocks, annuities, private placements and 12b-1 fees. Management regularly evaluates the collectability of the Firm's receivables and consequently believes that as of June 30, 2013 and 2012, no allowance for doubtful receivables is required.

NOTE C – DEPOSIT WITH CLEARING ORGANIZATION

The Company has an agreement with Southwest Securities, Inc. to act as its clearing agent. The Company maintains a deposit with the clearing firm in the amount of $10,626 in an non-interest bearing account.

NOTE D - SUBORDINATED LIABILITIES

The Firm had no subordinated liabilities during the year ended June 30, 2013.

NOTE E – COMMISSIONS PAYABLE

The Firm has entered into selling agreements with its representatives to solicit and sell approved investment products. The representatives are independent contractors and are responsible for their own expenses, income taxes and benefits. The Firm compensates its representatives by paying them a portion of the commissions from the investment products sold.

NOTE F - EXEMPTION FROM RULE 15c3-3

The Firm is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under sub-paragraph (k) because the Firm's transactions are limited to the sale and redemption of redeemable securities of registered investment companies or interests or participations in an insurance company separate account and the Firm promptly transmits all funds. Accordingly, the Firm is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" customarily referred to as the Reserve Bank Account.

NOTE G - NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined, which shall not exceed 15 to 1. The rule of the "applicable" exchange provides that equity capital may not be withdrawn for dividends if the resulting net capital ratio would exceed 10 to 1. At June 30, 2013 the Firm had excess net capital of $48,399, which was $43,399 in excess of its required net capital of $5,000.

NOTE H - CONCENTRATION OF RISK

The Firm conducts its business primarily in the state of Maryland, with customers throughout the Mid Atlantic region, and therefore could be materially affected by economic fluctuations in those geographic areas, the general economy, as well as changes in the investment choices of its customer base.

NOTE I - INCOME TAXES

The Firm's provision for income taxes for the years ended June 30, 2013 consists of the following:

		2013
Federal income taxes	$	142
State income taxes		66
	$	208
Currently payable	$	8
Deferred provision		200
	$	208

Overall deferred taxes are provided for the cumulative difference between financial statement income and tax return income at an approximate rate of 22%. As of June 30, 2013, net deferred taxes consisted of the following

		2013
Commissions recevable	$	11,814
Commission payable	$	(9,936)
Prepaid expenses		4,650
Net deferred tax liability	$	6,528

Management considers the likelihood of changes by taxing authorities in its filed income tax returns and recognizes a liability for or discloses potential changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions that require recognition or disclosure in the accompanying financial statements. The federal, state and local income tax returns for the Firm are subject to examination by the Internal Revenue Service and state and local taxing authorities, generally for a period of three years from the date they were filed. The Firm has not been notified of any intent for such an examination.

NOTE J - MANAGEMENT FEE AND OTHER TRANSACTIONS WITH AFFILIATES

The officers and shareholders' of the Firm is also a principal in other entities, exercising common control, which could affect the operating results or financial position of the Firm. These results could be significantly different from those that would have been obtained if the Firm was autonomous.

As of July 1, 1995 the Firm has entered into a management service agreement with Universal Asset Management, Inc. for a number of management services on a month to month basis and may be terminated immediately by either party. The Firm incurred management fees of $252,000 for the year ended June 30, 2013. The monthly management fee is a charge designed to cover the costs for occupancy, payroll and related costs, advertising and promotional, insurance and various other office expenses. Universal Asset Management, Inc. and the Firm have common shareholders.

The shareholders of the Firm are licensed registered representatives. During the year the Firm paid commissions to the shareholders in the amount of $15,876.

SUPPLEMENTAL INFORMATION

GLOBAL BROKERAGE SERVICES, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2013

	2013
NET CAPITAL	
Adjusted stockholder equity	$ 67,823
Additions to net capital	
Deferred tax liability	6,528
Deduct stockholder equity not qualified for net capital	-
Total ownership equity qualified for net capital	74,351
Add liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Other (deduction) or allowable creditors (lists)	
Total capital and allowable subordinated liabilities	74,351
Deductions and/or charges	
Non-allowable assets	
Petty cash	-
Commissions and accounts receivable	(5,952)
Prepaid insurance and expenses	(20,000)
Prepaid taxes	-
Property and equipment, less 50% of secured liability	-
Other assets	-
Secured demand note deficiency	-
Commodity futures and spot commodities	-
Proprietary capital charges	-
Net capital before haircut on securities positions	48,399
Haircuts on securities	
Trading and investment securities	-
Stocks	-
Exempted securities	-
Undue concentrations	-
Other	-
Net Capital	$ 48,399
NET CAPITAL REQUIREMENTS	
Minimum dollar net capital requirement	$ 5,000
Net capital in excess of requirements	43,399
	$ 48,399
AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness	$ 49,273
Less adjustments	
Secured notes payable	-
Other	-
Net Aggregate Indebtedness	$ 49,273
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	101.81%

GLOBAL BROKERAGE SERVICES, INC.
RECONCILIATION OF FORM X-17A-5, SCHEDULE II
ANNUAL CONSOLIDATION AND DIVERSIFICATION SCHEDULE
TO AUDITED FINANCIAL STATEMENTS
JUNE 30, 2013

	Per Unaudited Form X-17 A-5	Audited Statement of Operations	Differences
REVENUE			
Commissions on transactions in exchange listed equity securities executed on an exchange	$ 53,907	$ 53,907	$ -
Commissions on listed options transactions	-	-	-
All other securities commissions	-	-	-
Gains or losses on firm securities investment accounts	28,998	28,998	-
Revenue from the sale of investment company shares	421,453	421,453	-
Fees for supervision, investment, advisory and administrative services	412,397	412,397	-
Other revenue	52,444	52,444	-
Total revenue	969,199	969,199	-
EXPENSES			
Salaries and other employment costs (including management fees) voting shareholder officers	-	-	-
Other compensation and benefits	-	687,590	(687,590)
Interest expense	-	-	-
Regulatory fees and expenses	11,002	10,814	188
Other expenses (including state income tax)	957,256	269,853	687,403
Total expenses	968,258	968,257	1
Net income before provision for federal income taxes	941	942	(1)
Provision for income taxes	-	208	(208)
NET INCOME	941	734	207

GLOBAL BROKERAGE SERVICES, INC.
RECONCILIATION OF FORM X-17A-5 SCHEDULE II-A
COMPUTATION OF NET CAPITAL SCHEDULE TO AUDITED
FINANCIAL STATEMENTS
JUNE 30, 2013

Net capital per unaudited Form X-17A-5 Schedule IIA		$ 41,871
Increases		
Deferred income taxes	6,528	
Decrease prepaid tax deposits	-	
Rounding differences	-	
		6,528
Decreases		
Increase Federal income tax provision currently payable	-	
Increase State income tax provision currently payable	-	
Decrease in deferred income taxes payable	-	
		-
Net capital per supplemental schedule in audited financial statement (page 15) computed in accordance with rule 15c3-1 of the Securities and Exchange Commission		$ 48,399

KORWEK & COMPANY, P.A.
Certified Public Accountants

1113 Odenton Road _TEL: (410) 674-7445_
Odenton, MD 21113-1606 _FAX: (410) 674-3771_

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
Global Brokerage Services, Inc.

We have examined the financial statements of Global Brokerage Services, Inc for the year ended June 30, 2013, and have issued our report thereon dated July 31, 2013. In planning and performing our audit of the financial statements, in accordance with standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a5(g) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Global Brokerage Services, Inc that we considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

> Making quarterly securities examinations, counts, verifications, and comparisons and recommendations of differences required by rule 17a-13
>
> Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed

in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation deteriorate.

A deficiency in internal control exists when the design or operation of the control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that of material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate immaterial inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, adequate at June 30, 2013, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the State of Florida, the State of Maryland and other states' securities regulators that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Korwek & Company, PA

July 31, 2013

KORWEK & COMPANY, P.A.
Certified Public Accountants
1113 Odenton Road
Odenton, MD 21113-1606
TEL: (410) 674-7445
FAX: (410) 674-3771

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Global Brokerage Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments "Transitional Assessment Reconciliation" (Form SIPC-7T) to the Securities Investor Protection Corporation ('SIPC") for the year ended June 30, 2013, which were agreed to by Global Brokerage Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (the "specified parties"), solely to assist you and the specified parties in evaluating Global Brokerage Services, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T).

The management of Global Brokerage Services, Inc. is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. We compared the list assessment payments in the Form SIPC-7T with respective cash disbursement records entries, noting no differences;

2. We compared the total revenue amounts of the audited Form X-17A-5 for the year ended June 30, 2013 less revenues reported one the focus reports for the period from July 1, 2012 to June 30, 2013, as applicable, with the amounts reported in form SIPC-7T for the period from July 1, 2012 to June 30, 2013 noting no differences;

3. We compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and,

4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be an expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Korwek & Company, PA

August 6, 2013